UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-32673

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   01/01/24   AND ENDING   12/31/24
                                   _____   _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brooklight Place Securities, Inc.
_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16930 E Palisades Blvd #125
_____
                                    (No. and Street)

Fountain Hills	AZ	85268
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Truhlar	217-317-9160	charles.truhlar@brooklight.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
_____
                    (Name – if individual, state last, first, and middle name)

333 W. Wacker Drive, 6th Floor	Chicago	IL	60515
(Address)	(City)	(State)	(Zip Code)

12/17/2009	P-1352
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Charles Truhlar_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brooklight Place Securities, Inc_____, as of December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kristine Truhlar
Notary Public
Maricopa County, Arizona
My Comm. Expires 05-01-28
Commission No. 669242

Signature: _____

Title: _____
President

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brooklight Place Securities, Inc.

**Financial Statements
with Supplementary Information
December 31, 2024**

Brooklight Place Securities, Inc.

Contents


Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Brooklight Place Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2019.

Chicago, Illinois
March 14, 2025

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

Brooklight Place Securities, Inc.

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	339,503
Commissions receivable		103,209
Other receivables		65,329
Prepaid expenses		27,372
Broker deposits		25,000
Computer hardware - Net of accumulated depreciation of $1,258		1,537
Total assets	$	561,950

Liabilities and Stockholders' Deficit

Liabilities

Commissions payable	$	108,031
Note payable - related party		500,000
Income taxes payable		64,052
Other accounts payable and accrued expenses		95,744
Total liabilities		767,827

Stockholders' Deficit

Common stock, $1 par value:		
1,000 shares authorized,189 issued and outstanding		189
Additional paid-in capital		362,348
Accumulated deficit		(568,414)
Total stockholders' deficit		(205,877)
Total liabilities and stockholders' deficit	$	561,950

Brooklight Place Securities, Inc.

Statement of Operations
Year Ended December 31, 2024

Revenues

Commissions:

Security transactions	$ 23,301
Mutual fund	773,996
Variable annuity	1,045,822
Miscellaneous income	70,226
Total revenues	1,913,345

Expenses

Commissions	1,096,981
Employee compensation and related benefits	58,885
Other general and administrative expenses	547,449
Total expenses	1,703,315

Income Before Income Taxes — 210,030

Income Tax Expense — 64,052

Net Income — $ 145,978

Brooklight Place Securities, Inc.

Statement of Changes in Stockholders' Deficit
Year Ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance - January 1, 2024	$ 1,000	$ 289,356	$ 334,789	$ 625,145
Repurchase of common stock	(819)	-	(1,049,181)	(1,050,000)
Issuance of common stock	8	72,992	-	73,000
Net Income	-	-	145,978	145,978
Balance - December 31, 2024	$ 189	$ 362,348	$ (568,414)	$ (205,877)

Brooklight Place Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2024

Cash Flows from Operating Activities		
Net Income	$	145,978
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		559
Decrease in securities owned		435,772
Increase in receivables		5,000
Increase in prepaid expenses		(8,573)
Increase in commissions payable		5,843
Decrease in related-party payable		(9,098)
Increase in taxes payable		51,708
Increase in other accounts payable and accrued expenses		40,623
Net cash provided by operating activities		667,812
Cash Flows from Financing Activities		
Borrowings from note payable - related party		500,000
Issuance of common stock		73,000
Repurchase of common stock		(1,050,000)
Net cash used by financing activities		(477,000)
Net Increase in Cash and Cash Equivalents		190,812
Cash and Cash Equivalents - Beginning of year		148,691
Cash and Cash Equivalents - End of year	**$**	**339,503**

Brooklight Place Securities, Inc.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities.

As of December 31, 2023, all 1,000 issued shares were outstanding. Crabtree Holdings, LLC ("Crabtree") which is owned by Charles R. Brettell owned 819 shares while TRAC Enterprises, LLC ("TRAC") which is owned 50% by Charles Truhlar and 50% by David Racich owned 181 shares. TRAC had been granted an option to acquire up to a 50% ownership stake in the Company. In November 2024, the Company repurchased all 819 of Crabtree's shares and issued 8 of those shares to Broker's Alliance. This ownership change is still pending final approval by FINRA.

Certain insurance companies require that certain fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities ("EIAs") be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker/dealer). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgement.

Leases - The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term leases on a straight-line basis over the lease term. The Company is a lessee in a month to month operating lease for office space.

Securities Transactions - Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading revenue in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Interest and dividends - Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Commissions Receivable - Commissions receivable consist of unconditional amounts due for services rendered. The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The estimated allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. As of

December 31, 2024, the Company did not record an allowance for credit losses. Commissions receivable were $61,198 as of January 1, 2024, net of an allowance of $0.

Financial Instruments – Credits Losses - The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Revenue Recognition – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to its customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these promised goods or services.

Significant Judgments - Revenue from contracts with customers includes commission income and fees. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Sales-based commission revenue is recognized at the point in time at which the sale of an insurance product or investment security occurs on a trade date basis. The commission is based on a percentage of the value of the product sold as of the transaction date.

Trailing commission revenue is recognized over a period of time as earned. Trailing commission revenue is generally based on a percentage of the current market value of a client's investment holding in trail-eligible investments, and is recognized over the

period during which services, such as on-going support, are performed. Trailing commissions are based on a percentage of the monthly or quarterly market value of such a client's investment holdings, therefore such revenue is not recognized until such market value can be determined.

The Company earns commission revenue from the sale of securities in an agency capacity. Commission expenses are recorded at the same time as related commission revenue.

Disaggregation of Revenue – In the following table, revenue from contracts with customers is disaggregated by insurance product or investment security:

For the Year Ended December 31, 2024	Sales-Based Commissions	Trailing Commissions	Total
Security transactions	$ 23,301	$ -	$ 23,301
Mutual fund	65,705	708,291	773,996
Variable annuity	404,273	641,549	1,045,822
	$ 493,279	$ 1,349,840	$ 1,843,119

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits.

Miscellaneous Income – Miscellaneous income includes approximately $30,065 of fees received from a registered investment advisor. Under the terms of the agreement, fees are credited to the Company on a monthly basis for investment holdings introduced to the registered investment advisor by the Company. Miscellaneous income also includes interest income totaling $15,350 and billings to registered representatives in excess of cost totaling $24,811.

Recently Issued Accounting Pronouncements - In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this standard effective January 1, 2024. For further information, refer to Note 3.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), to enhance disclosures related to income taxes, including specific thresholds for inclusion within the tabular disclosure of income tax rate reconciliation and specified information about income taxes paid. This update is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. Management is currently evaluating this standard.

Note 3 - Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of receiving compensation for identifying potential investors for its client's various private offerings. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See the statement of operations for the Company's segment revenue and segment expense.

Note 4 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. There were no significant timing differences as of December 31, 2024. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company had income taxes payable of $64,052 as of December 31, 2024. The effective tax rate was 31% for the year ended December 31, 2024.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 5 - Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate

outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnification to be remote.

Note 6 – Related-Party Transactions

The Company retains certain consulting and management services from TRAC owners David Racich and Charles Truhlar. David Racich was paid $30,000 and Charles Truhlar was paid $100,000 during the year ended December 31, 2024. These amounts are included in the other general and administrative expenses on the statement of operations.

In November 2024, the Company borrowed $500,000 from Broker's Alliance, a related party to the Company. The note is due January 2028 with interest at 9% per annum. Related party interest expense was insignificant in 2024. The principal is due as follows as of December 31, 2024:

Year Ending	Amount
2026	200,000
2027	150,000
2028	150,000
	500,000

On January 15, 2025, the loan was characterized as a subordinated loan after receiving FINRA approval. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Broker's Alliance has irrevocably agreed that the obligations of the Company with respect to the payment of principal on the note are subordinate to the claims of all creditors of the Company.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000.

At December 31, 2024, the Company had a net capital deficiency of $329,490, falling short of the required net capital of $50,000 by $379,490 At December 31, 2024, the ratio of aggregate indebtedness to net capital was (2.33) to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals. This net capital deficiency was rectified on January 15, 2025 by the approval of the related-party note payable as a subordinated loan.

Note 8 - Subsequent Events

Management has evaluated all subsequent events through the date the accompanying financial statements were issued.

Supplementary Information

Brooklight Place Securities, Inc.

Schedule I - Computation of Regulatory Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1
December 31, 2024

Aggregate Indebtedness		
Total liabilities	**$**	**767,827**
Net Capital		
Stockholders' deficit	$	(205,877)
Less nonallowable assets:		
Prepaid expenses		(27,372)
Nonallowable receivables		(94,704)
Computer hardware		(1,537)
Total nonallowable assets		(123,613)
Net capital deficiency under Rule 15c3-1, December 31, 2024	**$**	**(329,490)**
Capital Requirements		
Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000)	$	50,000
Net capital deficient of requirement		(379,490)
Net capital as above	**$**	**(329,490)**
Ratio of aggregate indebtedness to net capital		**(2.33) to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited amended FOCUS report, Part II of Form X-17A-5 as of December 31, 2024.

Brooklight Place Securities, Inc.

Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

December 31, 2024

Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii), and was in compliance with the conditions of the exemption at December 31, 2024.

Brooklight Place Securities, Inc.

Schedule III - Information Relating to Possession or Control Requirements Under SEC 15c3-3
December 31, 2024

Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii), and was in compliance with the conditions of the exemption at December 31, 2024.

See Report of Independent Registered Public Accounting Firm
16

BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT

Brooklight Place Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R 240.15c-3(k): (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year, without exception.

Brooklight Place Securities, Inc.

I, Charles Truhlar, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

Title: President

03/17/2025

Date



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Brooklight Place Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Brooklight Place Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Chicago, Illinois
March 14, 2025



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Brooklight Place Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brooklight Place Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Brooklight Place Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provision) and (2) Brooklight Place Securities, Inc. stated that Brooklight Place Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Brooklight Place Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brooklight Place Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

FGMK, LLC

Chicago, Illinois
March 14, 2025

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota